Schedule A

Trusts and Portfolios Covered by the Amended and Restated Sub-Advisory Agreement

between

Fidelity Management & Research Company LLC

and

Fidelity Management & Research (Hong Kong) Limited

Name of Trust	Name of Portfolio	Type of Fund	Effective Date
Fidelity Charles Street Trust	Fidelity Health Savings Fund	Fixed Income	03/01/2024
Fidelity Charles Street Trust	Fidelity Health Savings Index Fund	Fixed Income	03/01/2024
Fidelity Income Fund	Fidelity Total Bond K6 Fund	Fixed Income	03/01/2024
Fidelity Merrimack Street Trust	Fidelity Tactical Bond ETF	Fixed Income	03/01/2024

Fidelity Management & Research Company LLC	Fidelity Management & Research (Hong Kong) Limited

By: /s/ Christopher J. Rimmer	By: /s/ Sharon LeCornu
Name: Christopher J. Rimmer	Name: Sharon LeCornu
Title: Treasurer	Title: Director